

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

James Condon
Director and Authorized Representative
Pegasus Digital Mobility Acquisition Corp.
260 Mason Street
Greenwich, CT 06830

> **Re: Pegasus Digital Mobility Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2021**
> **File No. 333-259860**

Dear Mr. Condon:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. We note your disclosure that the anchor investors each expressed to you an interest in purchasing 1,980,000 or less units. Please clarify whether this amount is per investor or an aggregate total. If the amount is per investor please revise your disclosure to clarify the aggregate total number of units, which may be acquired by the anchor investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration

James Condon
Pegasus Digital Mobility Acquisition Corp.
October 7, 2021
Page 2

statement.

      Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Heath D. Linsky, Esq.